

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2011

John Paquette
President
Dinello Restaurant Ventures, Inc.
2701 4th Street North, Units 102/103
St. Petersburg, FL 33704

> **Re: Dinello Restaurant Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed on February 4, 2011**
> **File No. 333-172052**

Dear Mr. Paquette:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on pages 9 and 24 that you were offered a credit facility with a major supplier of your food products. Please file the credit facility as an exhibit to your registration statement or advise.

2. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

3. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Registration Statement Cover Page

4. Please update your registration statement cover page so it conforms to the current version for Form S-1. In this regard, please revise this cover page and pages 24 and 28 to remove the small business issuer designation.

5. While we note your disclosure in footnote 1 to the Calculation of Registration Fee table, it appears that you are calculating the registration fee based on Rule 457(a) as opposed to Rule 457(o). Please advise or revise your table accordingly.

Prospectus Cover Page

6. Please advise whether you have any plans to use the prospectus before the effective date of the registration statement. Alternatively, please delete the "Subject to Completion" legend and date. Refer to Item 501(b)(10) of Regulation S-K.

7. Please advise us of your reference to Cheetah Consulting, Inc. or revise.

Our Business, page 1

8. Please revise this section and elsewhere throughout your filing so that it describes your current business. Please remember that the prospectus needs to present investors with a snapshot of your company containing all material information as of the time of effectiveness. It is not supposed to present a description of your future plans or aspirations. In this regard, we note your disclosure that you hope "to capitalize on [your] expertise and experience to be competitive in the marketing of [your] specialty pizzas and sandwiches," "management believes that it can grow and expand our business" and "concentrate our efforts on trying to develop our immediate five (5) mile population base." Additionally, please revise your disclosure to make clear, if true, that you currently operate one restaurant and provide the name of the restaurant. You may talk about what you plan to do but you should present that discussion in the context of a timeline which sets forth the obstacles and benchmarks that you must achieve along the way. Include your estimate of the financial wherewithal needed to reach your plan and discuss your plans for raising the money so that investors can make an informed decision about the quality of your plan.

9. Please also revise this section to provide support for your beliefs such as "our quality food products will continue to set us apart from our competition," "our target market is in an underdeveloped market" and "this niche is currently served primarily by large chain pizza stores that concentrate only on the sale and not necessarily on the best product for the consumer" or delete these statements. Please revise to provide support for or delete similar statements elsewhere in the prospectus such as in the Description of Business section.

Plan of Distribution, page 2

10. We note your disclosure that you may or may not seek quotation on the OTCBB. We also note your disclosure that selling security holders must sell their shares at $.10 per share for the duration of this offering. Please advise whether your shares will be listed on the OTCBB prior to the termination of this offering. If so, please advise why the selling security holders must sell their shares at $.10 per share for the duration of the offering. In this regard, we note your disclosure in the fourth paragraph on page 14 that you intend to apply to have your shares traded on the OTCBB.

Risk Factors, page 3

11. We note that there are several risk factors, such as the risk factor beginning on the bottom of page 3, the first full risk factor on page 4, the risk factor beginning on the bottom of page 8 and the first full risk factor on page 9, included in this section were the title sets forth risks that are not discussed in the risk factor. Please revise your risk factor section so that the title of each risk factor sets for the risks discussed in each risk factor.

12. Please revise to add a risk factor that you are registering penny stock or advise. In addition, include a risk factor discussing Ms. Harrison's potential conflict of interests as your chief financial officer, legal advisor, and controlling shareholder or advise.

13. Revise your disclosure to delete references to "guests" when you talk about your clients or restaurant clients in general. This disclosure appears on pages 3 through 8. We believe customers pay; guests do not.

14. We note that your Amended and Restated Articles of Incorporation allow for one class of preferred blank check stock to be issued at the discretion of the Board of Directors. Please create a risk factor to discuss the risk to common stockholders of the company issuing blank check preferred stock or advise.

Risks Relating to Our Business, page 3

Economic events have adversely impacted our business, page 3

15. Please revise this risk factor as of a more recent date. In this regard, we note your disclosure that you "believe that these weak general economic conditions will continue through the end of 2010 and most likely beyond."

Our continued growth depends on our ability to expand and operate profitably, page 4

16. Please revise to clarify whether you currently plan to expand your business in the United States or in "non-U.S. markets." In this regard, please also refer to your disclosure on page 9 where you reference a "planned expansion of [your] restaurant."

Increase in the prices of, and/or reductions in the availability of food products, page 5

17. Please revise your statement that "[your] food costs represented approximately 25% and 40% of [your] food costs during fiscal 2010 and fiscal 2009, respectively" or advise.

Legislation and regulations requiring the display and provision of nutritional information, page 8

18. Please revise your disclosure relating to your "restaurant locations" because it appears that you own only one restaurant. Make these revisions throughout your prospectus. Also clarify which regulations apply to you today and which regulations may become applicable to you in the future in the event that you open additional restaurants.

We expect to incur substantial expenses to meet our reporting obligations as a public company, page 9

19. Please provide an estimate of the expected expenses you will incur as a public company. In addition, please revise or advise us why "[r]eporting obligations as a public company have placed … a considerable strain on [your] financial and management systems" because it does not appear that you are a public company at this time.

Forward-Looking Statements, page 11

20. Please remove the reference to "Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995." These provisions do not apply to you because you are conducting an initial public offering.

Security Holders, page 12

21. Please note that certain family members are deemed to beneficially own the shares held by other family members. Please confirm that your selling security holders table is accurate in this regard.

22. Please revise your selling security holders table to delete shares owned by Diane Harrison as she is not one of the selling security holders or advise.

Directors, Executive Officers, Promoters and Control Persons, page 15

Background of Executive Officers and Directors, page 15

23. Please discuss the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that such director should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

24. Please revise this section to remove duplicative information. In this regard, we note that footnote 2 to the table appears to have substantially similar information as the paragraph regarding Ms. Harrison's background experience.

25. Please revise to disclose the name of the company where Mr. Paquette worked as a general manger for the last ten years and whether Mr. Paquette is still currently employed by this company. In addition, please delete the statement that Ms. Harrison "held the highest security clearance available" and please provide dates for Ms. Harrison's employment for the last five years.

Description of Securities, page 16

Common Stock, page 16

26. Please delete the legal conclusion that all of the issued and outstanding shares of your common stock are "fully paid, validly issued and non-assessable" or attribute the statement to counsel.

Dividend, page 17

27. We note your disclosure here that "[d]uring 2008 and 2009, Mr. John Caramello … took S-Corp distributions of $40,000 and $7,700, respectively." Please reconcile this statement with your disclosure on page 10 that you "have never declared or paid any cash dividends or distributions on [your] capital stock" or advise.

Description of Business, page 18

Business Development, page 18

28. Please revise this section to delete marketing language such as "[t]raffic studies by the city show the street as one of the five (5) busiest streets in the city," "unlike our major competitors who have their pizza dough made at commissaries and shipped to individual stores" and "it is not possible to 'truck' pizza dough and vegetables and maintain a strict 24-36 hour fermenting period the same as if it were under the direct control of an in-store process" or provide support for these statements.

29. Please advise whether any of your revenues are derived from banquets and catering activities. If not, please clarify that you currently do not generate revenue from banquets and catering activities and that you do not currently have any agreements in place for such activities.

(12) Our Employees, page 21

30. Please revise to disclose the number of your full-time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition, page 22

31. Please revise the second paragraph to clarify that even if there is a reasonable likelihood that revenues will increase in the foreseeable future, there is no guarantee that you will generate a profit from these increased revenues.

Certain Relationships and Related Transactions, page 24

32. Please revise for consistency your disclosure that Ms. Harrison is your president. We note that in other sections of your prospectus you state that Mr. Paquette is your president.

Market for Common Equity and Related Stockholder Matters, page 25

33. Please revise for consistency your statement here that "[t]here are 2,816,853 shares of common stock that could be sold by an affiliated selling shareholder according to Rule 144" with your disclosure on page 17 that you "have no shareholder holding shares that are eligible to be sold under Rule 144" or advise.

Executive Compensation, page 25

34. Please update your disclosure in footnote 4 to the summary compensation table in relation to Mr. Paquette's and Ms. Harrison's agreement to forgo any cash compensation "during the remainder of the fiscal year 2010." Additionally, please advise whether Mr. Paquette and Ms. Harrison will receive any compensation in fiscal year 2011. Additionally, update as of the most recent practicable date your disclosure on page 27 in the Additional Compensation of Directors section.

Internal Control Over Financial Reporting, page 27

35. We note your disclosure that there were various weaknesses in your internal controls in 2009 and 2010. Please revise the Risk Factors section to create a risk factor discussing this fact and any risks associated with such weaknesses in 2009 and 2010.

Code of Ethics, page 28

    36. It appears that you have an operational website. Please revise your disclosure here that you will post the code of ethics on your website "once [your] website is operational" or advise.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

    37. While we note your disclosure that there have been no issuance and/or sales of your common stock without registration during the last three years, it appears from your filing that the selling security holders and Ms. Harrison acquired their shares in transactions that were not registered within the last year. Please advise or revise this section to list all unregistered securities sold or issued in the past three years. Refer to Item 701 of Regulation S-K.

Item 17. Undertakings, page II-2

    38. Please revise to delete undertaking (1)(iv) because it is identical to undertaking (2) or advise.

    39. Please revise this section to include the undertaking required by Item 512(h) of Regulation S-K or advise.

Signatures, page II-3

    40. Please revise the language in the first paragraph of this section to conform to the language provided in Form S-1.

Exhibit 5

    41. Please revise to add the file number of the registration statement.

    42. Please revise the last sentence of the second paragraph to limit reliance to factual matters only.

    43. Please revise to add a statement in the fourth paragraph of the opinion in which counsel opines that the securities were "duly authorized."

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax):   Diane Harrison, Esq.
                 (941) 531-4935